UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 000-51694

IncrediMail Ltd.
(Translation of registrant's name into English)

4 HaNechoshet St., Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

IncrediMail Ltd.

On November 9, 2011, the registrant issued a press release announcing it has changed its name to Perion Network Ltd. and expects its trading symbol on the NASDAQ and TASE to be changed to PERI as of November 10, 2011.  A copy of the press release is annexed hereto as Exhibit 1 and is incorporated herein by reference.  In connection with the name change, the CUSIP number for the registrant's common stock will be changed to M78673106.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-171781, 333-152010 and 333-133968).

Exhibits

Exhibit 1	Press release dated November 9, 2011, announcing IncrediMail Ltd. changed its name to Perion Network Ltd.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IncrediMail Ltd.

By:	/s/ Yacov Kaufman
Name:	Yacov Kaufman
Title:	Chief Financial Officer
Date: November 9, 2011